EXHIBIT 99(a)(3)

FOR IMMEDIATE RELEASE

CONTACT:
C. Troy Woodbury, Jr.
Treasurer and Chief Financial Officer
WEGENER Corporation
(770) 814-4015
FAX (770) 623-9648
info@wegener.com

WEGENER Launches Informational Web Site for Stockholders

Addresses Unsolicited Hostile Tender Offer By Radyne

Board Urges Stockholders NOT To Tender Their Shares

(May 8, 2003) – DULUTH, Georgia – WEGENER Corporation (Nasdaq: WGNR) announced today that it has launched an informational web site at www.wegener.com with specific information for WEGENER stockholders regarding Radyne ComStream Inc.’s (Nasdaq: RADN) unsolicited hostile attempt to acquire WEGENER. The site includes a complete Q&A, related press releases and regulatory filings.

The WEGENER board strongly recommends that WEGENER stockholders do not tender their shares. WEGENER’s board of directors unanimously rejected Radyne’s $1.55 per share cash offer for all outstanding shares of WEGENER’s common stock as grossly inadequate and unfair to WEGENER stockholders. In reaching its decision, the board relied on the unanimous recommendation of its committee of non-management, independent board members formed specifically to evaluate the offer. Morgan Keegan & Company, Inc. acted as the financial advisor to the independent committee and determined that, based on its analyses and subject to certain assumptions, in its opinion Radyne’s offer was inadequate to WEGENER stockholders from a financial point of view.

Some of the key issues that WEGENER is addressing on its website are:

•	Can Radyne complete the tender offer? Can Radyne’s offer cause an illiquid market in Wegener’s stock? How does the Wegener Board respond to Radyne’s claim that if they purchase a significant number of shares that there may not be enough remaining stockholders to make a public market?

We expect the trading market for our shares to remain intact. Wegener has adopted a stockholder rights agreement which we believe would make it prohibitively expensive for Radyne to complete the tender offer without the prior approval of our Board. As a result, we believe that as long as the stockholder rights agreement is in place, it is highly unlikely that Radyne will consummate the purchase of any shares in the tender offer.

•	Radyne claims that its $1.55 per share offer represents a healthy premium to recent trading prices. Why does the Wegener Board believe the offer is inadequate?

The Wegener Board believes that many factors go into a determination as to whether to sell, not just a comparison to recent trading prices. The Wegener Board believes that the recent price of Wegener stock does not reflect the true value of the Company for several reasons, including:

-	We believe recent Wegener stock prices do not reflect the value of a very important new line of products from Wegener that is just beginning to reach the marketplace. Management expects these new products to have a significant positive impact on Wegener’s revenues and earnings going forward; and,

-	We believe our stock price has been negatively affected by the general downturn in the economy, the stock market and our industry in particular. In fact, Radyne’s stock, which traded as high as $35 per share in 2000, has traded as low as $1.25 per share in the last year.

For these reasons, among others, the Board believes the recent prices of Wegener stock do not reflect the true value of the Company. The Board believes Radyne is trying to take advantage of the recent Wegener stock price by offering a price that appears to offer a fair premium, but which still significantly undervalues the Company and is unfair to Wegener stockholders.

Stockholders may obtain a copy of the WEGENER Schedule 14D-9 Solicitation/Recommendation statement filed with the SEC on the Company’s information site at www.wegener.com. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement by calling Innisfree

M&A Incorporated, toll-free at (888) 750-5834 or collect at (212) 750-5833.

ABOUT WEGENER COMMUNICATIONS

WEGENER is an international provider of digital solutions for IP data, video and audio networks. Applications include IP data delivery, broadcast television, cable television, radio networks, business television, distance education, business music, and satellite paging. COMPEL®, WEGENER’s patented network control system provides networks with unparalleled ability to regionalize programming and commercials. COMPEL® network control capability is integrated into WEGENER digital satellite receivers such as the revolutionary iPUMP® and MediaPlan®. WEGENER can be reached at +1.770.814.4000 or on the World Wide Web at www.wegener.com.

COMPEL, MEDIAPLAN and iPUMP are registered trademarks of WEGENER Communications, Inc. All Rights Reserved.

This news release contains statements which are forward-looking within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The statements include those relating to revenues and earnings anticipated from the operation of the company’s business plan and the introduction of a new suite of products with significant commercial potential including, but not limited to iPUMP®, MediaPlan® and COMPEL®. These statements are based upon the Company’s current expectations and assumptions, which are subject to a number of risks and uncertainties including, but not limited to: customer acceptance and effectiveness of the Company’s new products, development of additional business for the Wegener digital and analog video and audio transmission product lines, the successful development and introduction of new products in the future, delays in the conversion by private and broadcast networks to digital broadcast equipment, acceptance by various networks of standards for digital broadcasting, general market conditions which may not improve during 2003 and beyond, and the success of Wegener’s research and development efforts aimed at developing new products, and the risk of the Company’s stockholder rights plan being judicially challenged. Discussion of these and other risks and uncertainties are provided in detail in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K. The Company intends that such forward-looking statements are subject to the safe harbors created therefor. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results could differ materially from expected or inferred results. Forward-looking statements speak only as of the date the statement was made. Wegener Corporation does not undertake and specifically disclaims any obligation to update any forward-looking statements.

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